FORTRESS AMERICA ACQUISITION CORPORATION
                            3 Metro Center, Suite 700
                            Bethesda, Maryland 20814

                                  July 13, 2005


VIA TELECOPY (202) 772-9206

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450  5th Street, N. W.
Washington, D. C. 20549

Attention:  John Zitko

            RE:   Fortress America Acquisition Corporation
            Registration Statement on Form S-1 originally filed March 23, 2005 (File No. 333-123504)

Dear Mr. Zitko:

      In connection with the Registration Statement on Form S-1 of Fortress America Acquisition Corporation (the "Company"), the undersigned registrant hereby requests that the above-referenced Registration Statement be made effective at 5:30 p.m. on July 13, 2005, or as soon thereafter as practicable. Sunrise Securities Corp., which is acting as the underwriter of the offering, is joining in this request for acceleration, as set forth in its letter being submitted concurrently to the Securities and Exchange Commission.

      The Company hereby acknowledges that:

            o should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            o that action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            o the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                           Very truly yours,

                           FORTRESS AMERICA ACQUISITION CORPORATION



                           By: /s/ Harvey L. Weiss
                               -------------------------------------------------
                               Harvey L. Weiss
                               President, Chief Executive Officer, and Secretary